GRAUBARD MILLER

405 LEXINGTON AVENUE

NEW YORK, NEW YORK 10174

FACSIMILE:	DIRECT DIAL:
(212) 818-8881	(212) 818-8638

July 14, 2006

VIA EDGAR AND FEDERAL EXPRESS

Mr. John Reynolds

Assistant Director

Office of Emerging Growth Companies

Mail Stop 3561

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Rhapsody Acquisition Corp.
Registration Statement on Form S-1 (“Registration Statement”)
Filed June 2, 2006
File No. 333-1345694

Dear Mr. Reynolds:

On behalf of Rhapsody Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated July 7, 2006, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), a copy of which has been marked with the changes from the original filing of the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to H. Yuna Peng.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 1 the specific locations in such amendment in which our responses to the Staff’s comments are reflected.

Mr. John Reynolds

July 14, 2006

General

1.	Prior to the effectiveness of this registration statement, provide the staff with a copy of the letter or a call from the NASD that it has no objection regarding the underwriters’ compensation arrangements.

We supplementally advise the Staff that the amount of compensation to be allowed or paid to the underwriters is currently being reviewed by the NASD and has not yet been cleared by the NASD at this time. Prior to the effectiveness of the Registration Statement, we will provide you with a copy of the NASD “no-objection” letter or arrange for a call to you from the NASD once the NASD has stated that it has no objections regarding the underwriting arrangements in this offering.

2.	In exhibit 10.14, Subscription Agreement, it appears that Graubard Miller is acting as the escrow agent for the funds received in the private placement of the Warrants. In the registration statement, please clarify Graubard Miller’s involvement in the private placement.

We have revised the disclosure in the Registration Statement to indicate that Graubard Miller’s role in connection with the private placement is solely that of escrow agent to hold the funds received in the private placement prior to the consummation of the offering.

3.	Please tell us the factors you considered in determining to value this offering at $36,000,000. What factors did you consider when determining that you might need $33,790,000 in the trust fund to effect the business combination contemplated by the registration statement? We note your disclosure that you do not have any specific business combination and have not taken any measure, directly or indirectly, to identify or locate any suitable acquisition candidate. It does not appear as though the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation. This includes the time period before the company’s corporate existence was established on April 24, 2006 and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Rhapsody Acquisition Corp. Given management’s extensive and high-level experience in acquisitions, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company’s net assets may be material information for which appropriate disclosure is required. We may have further comment.

The Company and the underwriters agreed to value the offering at $36,000,000 based on the previous transactional experience of the principals of the Company, as well as the underwriters’ evaluation of overall market conditions for similar transactions as the proposed offering, including their ability to solicit investors for an offering of this size.

Please note that the Company has not identified or been provided with the identity of, or had any direct or indirect contact with, potential acquisition candidates. Furthermore, the disclosure in the Registration Statement currently indicates that the Company has not, nor has anyone on its behalf, taken any measure, directly or indirectly, to identify or locate any suitable acquisition candidate, nor has the Company engaged or retained any agent or other representative to identify or locate such an acquisition candidate. The Company’s management does not have

Mr. John Reynolds

July 14, 2006

any knowledge as to the Company’s ability to effect a business combination following this offering with a company whose fair market value is equal to at least 80% of the Company’s net assets. Accordingly, as set forth on page 27 of the prospectus under the section titled “Proposed business – Effecting a business combination – We have not identified a target business,” we indicate that the Company cannot be certain that it will be able to locate a target business or that it will be able to engage in a business combination with a target business on favorable terms.

4.	We note your disclosure that the company’s amended and restated certificate of incorporation provides that you will continue in existence only until twenty four months from the date of the prospectus. We further note the statement on page 31 that “[i]f we have not completed a business combination by such date, our corporate existence will cease except for the purpose of winding up our affairs and liquidating pursuant to Section 278 of the Delaware General Corporation Law. This has the same effect as if our board of directors and stockholders had formally voted to approve our dissolution. As a result, no vote would be required from our stockholders to commence such a dissolution and liquidation.” Please provide us with a legal analysis as to whether or not limiting the corporate existence, under Section 102(b)(5) of the Delaware General Corporation Law, will allow the company not to comply with Section 275 of the DGCL and avoid a shareholders vote regarding the company’s dissolution. Also confirm that notwithstanding the revisions to Section 102(b)(5) of the DGCL, Section 278 of the DGCL requires that the company continue for the term of three years from the dissolution to wind up the affairs of the company.

As stated in the Registration Statement, if the Company has not completed a business combination by the 24 month anniversary of the date of the prospectus, the Corporation’s corporate existence will cease except for the purposes of winding up its affairs and liquidating, pursuant to Section 278 of the Delaware General Corporation Law (“DGCL”). The expiration of the Company’s corporate duration by operation of corporate law pursuant to its charter has the same effect as if the Company’s board of directors and stockholders had formally voted to approve its dissolution pursuant to Section 275 of the DGCL. Accordingly, limiting the Company’s corporate existence to a specified date as permitted by Section 102(b)(5) of the DGCL removes the necessity to comply with the formal procedures set forth in Section 275 of the DGCL. Section 278 of the DGCL then provides that the corporate existence of all corporations, whether they expire by their own limitation (as would be the case if the Company is unable to consummate a business combination within 24 months from the date of the prospectus) or are otherwise dissolved, shall be continued for the term of 3 years from the date of such expiration or dissolution solely for the purpose of winding up their affairs.

Mr. John Reynolds

July 14, 2006

5.	We note disclosure that if the company does not consummate a business combination within 24 months from the date of the prospectus, the company will “promptly” distribute to public stockholders the amount in the trust account. Please reconcile this disclosure with the requirements under Section 278 of the DGCL, as to whether the company would be required to pay its creditors before distributing the funds held in trust to the stockholders.

Section 278 of the DGCL simply indicates that a corporation’s corporate existence shall continue for a period of three years following its expiration or dissolution to wind up its affairs, specifically to dispose of and convey their property, to discharge their liabilities and to distribute to their stockholders any remaining assets. It does not set forth the timing and procedures for how such a corporation must wind up its affairs. The required timing and procedures for the winding up of a corporation’s affairs is set forth in Sections 280 through 282 of the DGCL which are aimed at intending to ensure that a corporation makes reasonable provision for all claims against it. As stated in the Registration Statement, if the corporation complies with the procedures set forth in Section 280 of the DGCL, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. However, the Company intends to make liquidating distributions to its stockholders as soon as reasonably possible after the expiration of the 24 month anniversary of the date of the prospectus and, therefore, does not intend to comply with those procedures. As such, its stockholders could potentially be liable for any claims to the extent of distributions received by them and any liability of the stockholders may extend beyond the third anniversary of such date. Because the Company will not be complying with Section 280, Section 281(b) of the DGCL requires it to adopt a plan that will provide for payment, based on facts known to it at such time, of (i) all existing claims, (ii) all pending claims and (iii) all claims that may be potentially brought against the Company within the subsequent 10 years. Accordingly, the Company would be required to provide for any creditors known to it at that time prior to distributing the funds held in the trust to stockholders. However, because the Company is a blank check company, rather than an operating company, and its operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from vendors and service providers (such as accountants, lawyers, investment bankers, etc.) and potential target businesses. Pursuant to the obligation contained in the Company’s underwriting agreement, it will seek to have all vendors, service providers and prospective target businesses execute agreements with it waiving any right, title, interest or claim of any kind they may have in or to any monies held in the trust account, the claims that could be made against the Company will be significantly limited and the likelihood that any claim would result in any liability extending to the trust is remote. Therefore, the Company believes that any necessary provision for creditors will be minimal and will not have a significant impact on the Company’s ability to distribute the funds in the trust account to its public stockholders. We have revised the disclosure in the Registration Statement to clarify the foregoing.

We have also revised the disclosure in the Registration Statement to indicate that because the Company intends to distribute the proceeds held in the trust account to public stockholders

Mr. John Reynolds

July 14, 2006

promptly after the twenty four month anniversary of the prospectus, this may be viewed or interpreted as giving preference to the Company’s public stockholders over any potential creditors with respect to access to or distributions from its assets. Furthermore, the Company’s board may be viewed as having breached their fiduciary duties to creditors and/or may have acted in bad faith, and thereby exposing itself and the Company to claims of punitive damages, by paying public stockholders from the trust account prior to addressing the claims of creditors and/or complying with certain provisions of the DGCL with respect to the Company’s dissolution and liquidation. As a result, the Company cannot assure investors that claims will not be brought against it for these reasons.

6.	We note the disclosure on page 5, “[i]n connection with any proposed business combination we submit to our stockholders for approval, we will also submit to stockholders a proposal to amend our amended and restated certificate of incorporation.” It appears that this provision is not described in your amended and restated certificate of incorporation. Please advise or revise. Further, please explain what would result if, in connection with a business combination, the shareholders vote to extend your corporate life but vote against the business combination. Please also clearly disclose the votes required to approve the extension of your corporate existence.

As set forth in Article SIXTH of the Company’s form of Amended and Restated Certificate of Incorporation (“Charter”), filed as Exhibit 3.1 to the Registration Statement, the provision related to the Company’s corporate existence may only be amended in connection with, and become effective upon, the consummation of a business combination. Accordingly, we respectfully believe that this is properly described in the Charter. Nevertheless, we have amended the form of Charter to indicate that a proposal to amend the duration of the Company’s corporate existence would be submitted to stockholders with any proposed business combination as provided for in the Charter.

As indicated, the provision may only be amended in connection with, and become effective upon, the consummation of a business combination. We further indicate in the Registration Statement that the Company will only consummate a business combination if stockholders vote both in favor of such business combination and the amendment to extend the Company’s corporate life. Accordingly, we believe this is properly disclosed in the Registration Statement.

We have revised the Registration Statement to clearly disclose the votes required to approve the extension to the Company’s corporate existence.

7.	Please discuss the financial ability of Mr. Rosenfeld to meet personal payment obligations to all vendors and prospective target businesses.

We have revised the Registration Statement to discuss the financial ability of Mr. Rosenfeld to meet the personal payment obligations to ensure that the monies held in the trust fund are not reduced by claims of vendors and prospective target businesses.

Mr. John Reynolds

July 14, 2006

8.	We note the disclosure that the initial per share liquidation price for shareholders will be $7.59, or $0.41 less that the per-unit offering price of $8.00. Please expand to clarify why you believe it is appropriate to disclose such amount in light of the lack of assurance that Mr. Rosenfeld will be able to satisfy his indemnification obligations as disclosed.

As stated in the Registration Statement, since the Company will seek to have all vendors and prospective target businesses execute agreements with it waiving any right, title, interest or claim of any kind they may have in or to any monies held in the trust account, the Company believes the likelihood of Mr. Rosenfeld having to satisfy his indemnification obligations is minimal. Nevertheless, we state throughout the Registration Statement that the Company cannot assure investors that Mr. Rosenfeld will be able to satisfy his indemnification obligations and, as a result, that the per-share distribution from the trust fund, if the Company liquidates, will not be less than $7.59, plus interest then held in the trust fund. Accordingly, we respectfully do not believe any revision to the disclosure is necessary.

Registration Statement Fee Table

9.	Rule 416 may not cover the adjustments contemplated by the warrants, and an “indeterminate number of shares” cannot be registered. Please revise the footnote language to clarify what Rule 416 covers or delete the reference.

We have revised the Registration Statement Fee table to conform with Rule 416.

Risk Factors, page 9

10.	It appears from review of section 6.1 of the warrant agreement filed as exhibit 4.5 that the company may redeem the warrants at a price of $.01 per warrant under certain conditions. This provision also allows the warrant holders to exercise the warrants at any time after the notice of redemption. Section 3.3.2 however, indicates the company is not obligated to deliver any securities related to the exercise of the warrants unless there is an effective registration statement. Please revise to disclose in the risk factors that under terms of the warrant agreement, the warrant holder may be unable to exercise the warrant when desired, and therefore the warrant holder may receive much less than fair value for the instrument if redeemed by the company.

We have revised the Registration Statement and Section 6.1 of the form of Warrant Agreement to indicate that the Company may redeem the warrants only at a time when the warrants are exercisable, which will occur only if a registration statement relating to the common stock issuable upon exercise of the warrants is effective and current. We have also included a risk factor addressing the fact that a warrant holder may be unable to exercise his warrant when desired if such a registration statement is not effective and current and therefore such warrant may have no value, the market for the warrants may be limited and the warrants may expire worthless.

Mr. John Reynolds

July 14, 2006

11.	In the introductory paragraph, clarify that you disclose all “material” risks here.

We have revised the first paragraph of the section titled “Risk Factors” to indicate that we discuss all material risks regarding the offering.

12.	We note risk factor seven. Please clearly disclose the circumstances when stockholders “may” be held liable for claims by third parties for claims against the trust. Clarify the extent of the indemnification and any limitations on the indemnifications to your management and stockholders.

We have revised the disclosure in risk factor seven to clearly disclose the circumstances when stockholders may be held liable for claims by third parties to the extent of distributions received by them in the Company’s liquidation. There is no limitation on the extent of Mr. Rosenfeld’s indemnification.

13.	You state that you do not intend to follow the requirements imposed by Sections 280 through 282 and your stockholders may be liable for claims to the extent of distributions received by them and such liability may extend beyond the third anniversary of the dissolution. Please discuss the ramifications of liability to your investors for your company’s failure to follow the procedures imposed by Delaware General Corporation Law. Specifically, how long of a period the liability may extend. Also discuss whether the company will comply with Section 278 of the DGCL and whether the company will pay its creditors prior to the distribution to shareholders.

We have revised the disclosure in the Registration Statement to clarify that although the Company does not intend on complying with Section 280 of the DGCL, it does intend to comply with Section 281 of the DGCL.

As stated above in response to Comment 5, we have revised the disclosure in the Registration Statement to clarify the Company’s compliance with Sections 280 and 281 of the DGCL.

With respect to how long the period of liability may extend to stockholders, the DGCL specifically provides for a three year limitation if a company complies with Section 280 of the DGCL. However, the DGCL does not clearly indicate how long such liability would extend if such a company did not comply with Section 280. Therefore, we have revised the disclosure in the Registration Statement that such liability may extend well beyond the three year limitation to clarify this point.

14.	In risk factor ten discussion, in addition to the risk of your ability to be successful being dependent upon the efforts of your key personnel, you also discuss the simultaneous negotiation of employment or consulting agreements and the benefits they would receive. Please do not bundle risks and discuss this possible conflict of interests under a separate risk factor subheading.

We have revised risk factor ten to unbundle the risks as requested.

Mr. John Reynolds

July 14, 2006

15.	In risk factor 12, please state whether any members of your management and board of directors have current obligations to present business combination opportunities to other entities and identify the entities.

We have revised the above-referenced risk factor to indicate that while the Company’s officers and directors do not have any current obligations to present business combination opportunities to any other blank check company, such individuals are affiliated with other businesses and as a result may have similar legal obligations for presenting business opportunities to such entities as well as to the Company.

16.	Please also discuss as a material risk factor how the funds held in the trust could be subject to a bankruptcy proceeding.

We have revised the risk factors to address how the funds held in the trust could be subject to a bankruptcy proceeding.

17.	In the risk factor under the subheading “[i]f we are deemed to be an investment company .. .,” please expand the risk factor to explain why the company could be deemed an investment company. See Section 3(a)(1)(A) and (C) of the Investment Company Act of 1940.

We have revised the above-referenced risk factor to explain why the Company could be deemed an investment company under the Investment Company Act of 1940.

Capitalization, page 21

18.	It appears that the value reported for “as adjusted” common stock at May 17, 2006 does not exclude the shares subject to the conversion rights as disclosed. Please revise.

We have revised the “as adjusted” common stock in the “Capitalization” table to exclude the shares subject to conversion rights as disclosed.

Use of Proceeds, page 26

19.	In the use of proceeds table, use of net proceeds not held in trust, we note the line item of $150,000 for “Legal, accounting, and other expenses attendant to the due diligence investigations, structuring and negotiation of a business combination.” Please explain these expenses in more detail. We also note another line item of $150,000 allocated to due diligence. Please explain why there are two separate amounts for due diligence. Please explain which line item would be allocated to pay officers and directors or existing stockholders for due diligence. Please clearly indicate which line item will be allocated to pay fees to market research firms and/or third party consultants to assist the company in performing due diligence. Please clearly indicate whether any of the reimbursements to stockholders will be for their payments to third parties for third parties’ performance of due diligence. Please reconcile theses expenses with the disclosure in the MD&A section.

We have revised the second line item under the caption “Use of net proceeds not held in trust” to clarify the distinction between third party expenses related to a business combination (legal, accounting and other third party expenses) and the expenses related to the due diligence of a prospective target business by officers, directors or stockholders, which is set forth in the third line item. We have further reconciled the disclosure in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Mr. John Reynolds

July 14, 2006

20.	Please discuss all possible uses of the proceeds held in trust if such funds are released to the company. Please include any finder’s fees and expenses that may be in addition to those expenses to be paid from the net proceeds not held in trust. Please reconcile this disclosure with the disclosure in the MD&A section.

As the Company has no current business combination under consideration, it is impossible to provide a detailed explanation of how such funds will be used if released to the Company following a business combination. However, we have revised the disclosure in the sections titled “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to discuss all currently known possible uses of the proceeds held in trust if such funds are released to the Company.

21.	Footnote 1 to Item 13 in Part II indicates that you are required to pay Continental Stock Transfer & Trust annual fees of $3,000, $4,800, $2,400, and $1,800. Please disclose whether these fees are reflected in the use of proceeds table and how these fees will be paid.

The above-referenced fees are ongoing general corporate expenses of the Company following the offering and are included in the “Use of Proceeds” table within the line item titled “Working capital to cover miscellaneous expenses, D&O insurance, taxes and reserves.” We have revised this line item to include the phrase “general corporate purposes” to clarify this point.

22.	In this section, please discuss whether, in the case of liquidation and dissolution, you will pay the costs of liquidation from the remaining assets outside of the trust account. Also, please clarify how you plan to pay the costs of liquidation and dissolution if there are not adequate funds outside of the trust.

We have revised the section titled “Use of Proceeds” to indicate that the Company will pay the costs of liquidation from any remaining assets outside of the trust account. To the extent that such funds are insufficient, the Company’s initial stockholders have agreed to advance the Company the funds necessary to complete such liquidation (currently anticipated to be no more than approximately $15,000) and have agreed not to seek repayment of such expenses.

Mr. John Reynolds

July 14, 2006

Proposed Business, page 27

We have not identified a target business or target industry, page 27

23.	We note that several of your officers and directors have been involved with other blank check companies. Please disclose whether Rhapsody Acquisition would contact companies that were evaluated in the search for a target business by such other blank check companies.

We have revised the disclosure in the Registration Statement to indicate that the Company has not contacted any prospective target businesses of Arpeggio Acquisition Corporation and does not intend to do so unless the operations, profits or prospects of such target business improved significantly and we were made aware of such change.

Sources of target businesses, page 28

24.	Please disclose whether you may enter into a business combination with any affiliates. If so, please identify the affiliated entities that may be considered.

The Company currently has no intention to enter into a business combination with any affiliates, although it is not restricted from doing so. The Company is aware of the potential conflict of interest that may arise in connection with such a business combination and therefore included disclosure in the section titled “Management – Conflicts of Interest” to indicate that if a business combination were to be considered with an affiliate, the Company would obtain an opinion from an independent investment banking firm that the business combination is fair to the Company’s unaffiliated stockholders from a financial point of view. However, it would be impossible to identify the affiliated entities that may be considered as the Company’s officers and directors may become affiliated with other entities after the consummation of this offering. We therefore respectfully believe that no revision to the Registration Statement is necessary.

25.	We note the disclosure that “[i]n no event ... will any of our existing officers, directors or stockholders, or any entity which they are affiliated, be paid any finder’s fee.” Please disclose whether the special advisor would be included in the prohibition of receiving a finder’s fee.

We have revised the disclosure in the Registration Statement, here and elsewhere, to indicate that the Company’s special advisors would also be prohibited from receiving a finder’s fee.

Mr. John Reynolds

July 14, 2006

26.	Please disclose whether any of your officers, directors or existing shareholders will receive any finder’s fee, consulting fees or any similar fees from any person or entity in connection with any business combination with respect to any entity with which your officers, directors or existing shareholders are affiliated.

We have revised the disclosure in the Registration Statement, here and elsewhere, to clarify that in no event will any of the Company’s existing officers, directors, stockholders or special advisors, or any entity with which they are affiliated, be paid any finder’s fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the consummation of a business combination with an affiliated entity.

Selection of a target business and structuring of a business combination, page 28

27.	We note the statement that the factors to be considered on page 28 are not exhaustive. Please disclose the specific criteria that management has set for evaluating and finding a potential target business. Discuss how these factors will specifically be considered in finding a target business.

We respectfully believe that the factors set forth under the section titled “Proposed Business – Selection of a target business and structuring of a business combination” properly describe the factors that the Company can presently identify as factors it will use in evaluating a prospective business combination. As the Company has not selected any target business or target industry on which to concentrate its search for a potential business combination, it is not possible to be more specific with what the Company will look to in determining whether a potential target business is appropriate for the Company. Nevertheless, the list currently sets forth the factors that the Company will use in identifying potential target businesses although there may be other factors which arise at the time of the business combination. We therefore respectfully believe that no revision to the disclosure in the Registration Statement is necessary.

28.	You state on page 29 that you have engaged EarlyBirdCapital to act as your investment banker to assist you in structuring a business combination and negotiating its terms and you will pay a fee of 1% of the total consideration paid in connection with the business combination. Please describe in greater details the material terms of the agreement, including services to be provided, and clarify how the cash fee at the closing will be paid. Disclose whether this fee is reflected in the “Use of Proceeds” table. Please also file the agreement as a material exhibit.

We have revised the section titled “Proposed Business – Effecting a business combination – Selection of target business and structuring of a business combination” to indicate the services the Company expects EarlyBirdCapital, Inc. (“EBC”) to provide under its

Mr. John Reynolds

July 14, 2006

investment banking engagement. Furthermore, we have revised the disclosure following the “Use of Proceeds” table to discuss the payment of the fee to EBC. However, we have not included the fee in the line items in the “Use of Proceeds” table as this amount is ordinarily payable from the net proceeds held in trust and only upon completion of a business combination. Please be advised that the agreement with EBC is included in Section 3.27 of the underwriting agreement, the form of which was previously filed as Exhibit 1.1 to the Registration Statement.

29.	If the company would enter into a business combination with an affiliate entity of any of the company’s officers, directors, stockholders or special advisor, please discuss whether the company would obtain an opinion from an unaffiliated, independent investment banking firm.

We currently indicate in the section titled “Management – Conflicts of Interest” that if the Company enters into a business combination with an affiliated entity of any of the Company’s officers, directors, stockholders or special advisors, the Company would obtain an opinion from an independent investment banking firm indicating that the transaction was fair to the unaffiliated stockholders of the Company from a financial point of view. We have revised the disclosure in the section titled “Proposed Business – Selection of a target business and structuring of a business combination” to indicate the foregoing.

Conversion rights, page 31

30.	We note on page 31 that none of your existing stockholders will have conversion rights with respect to any shares of common stock owned by them, whether included in their initial shares or purchased by them in this offering or in the aftermarket. Please discuss whether they will have appraisal rights under Delaware law.

As typically occurs with business combinations involving entities similar to the Company, the public holding company (in this case, the Company) forms a wholly owned subsidiary to effectuate the merger with a target business. Such wholly owned subsidiary then merges with the target business and the combined entity remains a wholly owned subsidiary of the holding company. As a result, under the DGCL, stockholders of the holding company are not entitled to appraisal rights. Nevertheless, we have added disclosure in the section titled “Proposed Business – Conversion rights” to indicate that the Company’s existing stockholders will not seek appraisal rights with respect to their shares if such rights become available to them.

Liquidation if no business combination, page 31

31.	You state that you will seek to have all prospective target businesses execute agreements with you waiving any right, title, interest or claim of any kind in or to any monies held in the trust account. On page 28, you state, “[i]f any prospective target business refused to execute such agreement, it is unlikely we would continue negotiations with target business.” It appears that there is a possibility that you will

Mr. John Reynolds

July 14, 2006

continue negotiations even if any prospective target business refused to execute such agreement. If so, please discuss in greater details under what circumstances you would continue negotiations. Furthermore, this appears contradictory to the disclosure on page 32 where you state that you are “obligated” to have all vendors, service providers and prospective target business execute agreements. Please revise.

We have revised the disclosure in the Registration Statement to indicate that the Company will cease negotiations with any target business that refuses to execute the above-referenced agreement.

32.	You state that “any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder .. ..” Please discuss whether stockholders may potentially be liable for amount more than described above because you did not follow the procedures set forth by the Delaware General Corporation Law.

We have revised the disclosure in the Registration Statement to indicate that stockholders will not be liable for more than the amount received by them in a distribution.

Comparison to offerings of blank check companies page 34

33.	In the table, please include a discussion that compares the terms of the offering with the terms under Rule 419 with respect to the shareholders’ right to receive interest earned from the funds held in trust. Rule 419(b)(2)(iii) provides that, “Deposited proceeds and interest or dividends thereon, if any, shall be held for the sole benefit of the purchasers of the securities.” It appears that the shareholders’ right to the interest income from the trust is a separate issue from “Release of funds.” Please revise accordingly.

We have revised the section titled “Comparison to offerings of blank check companies” to provide a separate section on the interest earned on the funds held in the trust account.

Underwriting Page 79

34.	Please advise us whether the company or the underwriter(s) intend to conduct a directed share program in conjunction with this offering. If the company or the underwriters intend to engage a directed share program in conjunction with this offering, please describe to us the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined. Tell us how and when the company and underwriter notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are

Mr. John Reynolds

July 14, 2006

received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

Neither the Company nor the underwriters presently intend to engage in a directed share program in connection with this offering.

Financial Statements

General

35.	Given that the offer and sale of the warrants and the securities underlying the warrants (including the securities underlying the UPO) are included in the units being registered, the offer and sale of the underlying securities are registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you plan to account for these warrants upon issuance. In this regard, it appears that pursuant to the guidance in paragraphs (14-18) of EITF 00-19 you may be required to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph (14) of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be required. Paragraph (17) of EITF 00-19 states that if the contract requires physical or net share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your warrants. We note that it appears you are currently assuming that the warrants will be classified as equity upon issuance based on the review of your capitalization table and the summary financial data, as adjusted. If you conclude that liability classification will be required upon issuance, please revise your capitalization table, pro forma disclosures, and dilution information to properly reflect this classification. Additionally, please add disclosure in the document describing your proposed accounting for the warrants upon issuance, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

We have revised the terms of the warrants set forth in the form of warrant agreement filed as Exhibit 4.5 to the Registration Statement to provide that they may not be exercised if the

Mr. John Reynolds

July 14, 2006

Company cannot register the sale of the underlying shares of common stock and accordingly, the treatment set forth in EITF 00-19 would not apply to the warrants. We have further revised the disclosure throughout the Registration Statement to indicate he foregoing.

Part II

Recent Sales of Unregistered Securities

36.	Please include the private placement in this section. Clarify when the agreement was entered into, the exemption relied upon and the facts supporting your reliance upon the exemption.

We have revised Part II, Item 15, Recent Sales of Unregistered Securities to include the private placement of warrants as requested.

37.	For the transactions relied upon Section 4(2) of the Securities Act, please address access to information test.

We have revised this section to address the access to information test.

Item 17 Undertakings

38.	Please include undertaking required by Item 512(a)(6) of Regulation S-K. Otherwise, explain why the undertaking does not apply to your company.

We have revised Part II, Item 17, Undertakings to provide the required undertaking pursuant to Item 512(a)(6) of Regulation S-K.

Exhibits

39.	Please file validly executed exhibits. For example, we note exhibits 4.4, 4.5, 10.9, 10.11, and 10.13 are not signed.

Please be advised that Exhibits 4.4, 4.5, 10.9, 10.11 and 10.13 will not be signed until the effective date of the offering and have previously been filed in the form in which they will be signed.

Mr. John Reynolds

July 14, 2006

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Eric S. Rosenfeld
David M. Nussbaum
Steven Levine
Robert J. Mittman, Esq.